July 23, 2019

Division of Corporation Finance

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Roan Resources, Inc.

Registration Statement on Form S-1

File No. 333-232679

Ladies and Gentlemen:

On behalf of Roan Resources, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on July 25, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

July 23, 2019

Very truly yours,

ROAN RESOURCES, INC.

By:	/s/ David Edwards
Name:	David Edwards
Title:	Chief Financial Officer

cc:	D. Alan Beck, Vinson & Elkins L.L.P.

James R. Brown, Vinson & Elkins L.L.P.